Exhibit (h)(iv)

Amended and restated

EXPENSE Limitation AGREEMENT

This Agreement is entered into as of the 30th day of August, 2010, as amended and restated August 3, 2017, August 31, 2017, August 31, 2018, August 31, 2019, August 31, 2020 and August 31, 2021, by and between Tran Capital Management (formerly, Lateef Investment Management, L.P.) (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Tran Capital Focused Fund (formerly, Lateef Focused Sustainable Growth Fund) (the “Fund”).

WHEREAS, the Adviser has contractually agreed to reduce its advisory fee to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below (the “Expense Limitation”);

WHEREAS, effective August 3, 2017, the Adviser amended and restated this Agreement to reflect a reduction in the Expense Limitation level from 0.99% of the Fund’s average daily net assets to 0.85% of the Fund’s average daily net assets;

WHEREAS, effective September 1, 2017, the Adviser amended and restated the Agreement dated August 30, 2010 to extend the term to August 31, 2018;

WHEREAS, effective September 1, 2018, the Adviser wishes to amend and restate the Agreement dated August 30, 2010 to extend the term to August 31, 2019;

WHEREAS, effective September 1, 2019, the Adviser wishes to amend and restate the Agreement dated August 30, 2010 to extend the term to August 31, 2020;

WHEREAS, effective September 1, 2020, the Adviser wishes to amend and restate the Agreement dated August 30, 2010 to extend the term to August 31, 2021; and

WHEREAS, effective September 1, 2021, the Adviser wishes to amend and restate the Agreement dated August 30, 2010 to extend the term to August 31, 2022.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses of the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed (on an annual basis): (a) 0.99% of the Fund’s average daily net assets for the period from the commencement of operations of the Fund through August 2, 2017; and (b) 0.85% of the Fund’s average daily net assets for the period from August 3, 2017 through August 31, 2022.

Term. This Agreement shall terminate on August 31, 2022, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature page follows.]

Effective as of the date first set forth above.

Tran Capital Management

By:	/s/ Eric Winterhalter
Name:	Eric Winterhalter
Title:	President

FundVantage Trust, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President